UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Astrata Group Incorporated
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   04634R 1 06
                ------------------------------------------------
                                 (CUSIP Number)


                                October 13, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

CUSIP No. 04634R 1 06

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Adam Benowitz

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF               5.  SOLE VOTING POWER                                0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                      1,514,318
OWNED BY EACH
REPORTING PERSON        7.  SOLE DISPOSITIVE POWER                           0
WITH:
                        8.  SHARED DISPOSITIVE POWER                 1,514,318

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,514,318

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     IN


                               Page 2 of 10 Pages

CUSIP No. 04634R 1 06

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF               5.  SOLE VOTING POWER                                0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                      1,514,318
OWNED BY EACH
REPORTING               7.  SOLE DISPOSITIVE POWER                           0
PERSON WITH:
                        8.  SHARED DISPOSITIVE POWER                 1,514,318

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,514,318

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     IA


                               Page 3 of 10 Pages

CUSIP No. 04634R 1 06

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity Master Fund, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF               5.  SOLE VOTING POWER                                0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                      1,514,318
OWNED BY EACH
REPORTING               7.  SOLE DISPOSITIVE POWER                           0
PERSON WITH:
                        8.  SHARED DISPOSITIVE POWER                 1,514,318

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,514,318

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     CO


                               Page 4 of 10 Pages

                                EXPLANATORY NOTE

This Amendment No. 1 (this "Statement") amends and restates in its entirety the
Schedule 13G filed on October 24, 2006 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Original 13G"). This Statement corrects certain information set forth in the Original 13G, including to reflect the correct event date of October 13, 2006. The information contained herein is given as of October 13, 2006 and remains accurate as of December 31, 2006.

Item 1.

(a)      The name of the issuer is Astrata Group Incorporated (the "Issuer").

(b) The principal executive offices of the Issuer are located at 1801 Century Park East, Suite 1830, Los Angeles, California 90067-2320.

Item 2.

(a) This Statement is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Fund"), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the Fund, and (iii) Adam Benowitz, the Managing Member of the Investment Manager and the Portfolio Manager for the Fund (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)      The principal business office of the Fund is:

         c/o Citi Hedge Fund Services (Cayman) Limited
         P.O. Box 1748
         Cayman Corporate Centre
         27 Hospital Road, 5th Floor
         Grand Cayman KY1-1109
         Cayman Islands

         The principal business office of each of the Investment Manager and Mr. Benowitz is:

         20 West 55th Street, 5th Floor
         New York, New York 10019
         USA

                               Page 5 of 10 Pages

(c)      For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the "Common Stock").

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of October 13, 2006 (and remains accurate as of December 31, 2006), and is based on 13,781,818 shares of Common Stock outstanding as of September 30, 2006, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on October 23, 2006.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.


                               Page 6 of 10 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 7 of 10 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 23, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund



                               Page 8 of 10 Pages

                                  EXHIBIT INDEX

Exhibit No.    Document

1              Joint Filing Agreement







                               Page 9 of 10 Pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Astrata Group Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.


Dated:  October 23, 2007


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund




                               Page 10 of 10 Pages